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Exhibit 99.1

Deep Well Oil & Gas, Inc.

INSIDER TRADING POLICY

Adopted: December 17, 2014

INSIDER TRADING POLICY

1.           Purpose

The Board of Directors (the “Board”) of Deep Well Oil & Gas, Inc. (the “Company”) has adopted this policy on insider trading to prevent improper insider trading of the Company’s securities. This policy was adopted by the Company’s Board to restrict officers, directors, certain employees and consultants of the Company from trading directly or indirectly in the Company’s securities during prescribed Blackout Periods disclosed in this policy or when material information concerning the Company exists that has not been disclosed to the investing public. For clarification a Trading Day is defined as a day on which the Stock Market or listing service where the Company’s common stock trades on is open for trading and starts at the time trading begins on such a day.

2.           Legal Prohibition Against Insider Trading

The antifraud provisions of U.S. federal securities laws (Rule 10b-5 under the 1934 Act) prohibit directors, officers, employees and consultants of the Company who possess material nonpublic information from trading, indirectly or directly, on the basis of that information. It is also a violation for such persons to give material nonpublic information to others who then trade on the basis of that information (commonly referred to as “tipping”). Transactions will be considered “on the basis of” material nonpublic information if the person engaged in the transaction was aware of the material nonpublic information at the time of the transaction. These illegal activities are commonly referred to as “insider trading.”

3.           Material Nonpublic Information

Information is considered nonpublic if the information has not been broadly disseminated to the public for a sufficient period to be reflected in the price of the Company’s security. As a general rule, information should be considered nonpublic until at least two full days have elapsed after the information is distributed to the public in a press release or publicly disclosed under the U.S. Securities and Exchange Commission (“SEC”) disclosure regulations.

Adopted: December 17, 2014	DWOG Insider Trading Policy

Information should be considered as material if there is a significant likelihood that a reasonable investor would consider it influential in deciding whether to buy, hold or sell securities of the Company. In general, any information that could reasonably be expected to affect the market price of the Company’s is likely to be considered material. Either positive or negative information may be considered material. While it is not possible to identify all information that would be deemed “material,” the following are examples of potentially “material information” that ordinarily would be considered material to the Company:

●	Unpublished quarterly and yearly financial results or operational results;
●	Projections of future earnings, losses or capital budgets;
●	News of pending or proposed mergers, acquisitions or joint ventures;
●	News of significant acquisition or a sale of significant assets;
●	Increase, decrease or reclassification of oil sands reserves or resources;
●	Actual or threatened major litigation or resolution of such litigation;
●	Changes in control of the Company;
●	Impending announcements of bankruptcy or financial liquidity difficulties;
●	Splits, reverse splits, offering of additional securities or other changes in the Company’s capital structure;
●	Proposed new equity or debt financings;
●	Changes in independent auditors;
●	Changes in Company management;
●	Drilling results; and
●	Initiation of a dividend, distribution, or other shareholder benefit.

4.           Blackout Periods

No trading, buying or selling, in the Company’s securities directly or indirectly by the Company’s directors, officers, certain employees and consultants during the period beginning approximately two weeks prior to the anticipated date of the filing of the Company’s quarterly report on Form 10-Q or annual report on Form 10-K and ending after the second full trading day following the filing of the Company’s Form 10-Q or 10-K. For example the following are the Blackout Periods the Company has imposed for the release of the Company’s 2014 and 2015 fiscal year end financial results:

SEC FILINGS FOR THE COMPANY	BLACKOUT PERIODS (No Trading in Company’s Stock)
2014 Fiscal Year Reports:
Annual Report on Form 10-K	From December 15, 2014 to January 2, 2015
2015 Fiscal Year Reports:
1st Quarter Report on Form 10-Q	From February 2, 2015 to February 19, 2015
2nd Quarter Report on Form 10-Q	From May 1, 2015 to May 18, 2015
3rd Quarter Report on Form 10-Q	From July 1, 2015 to August 17, 2015
Annual Report on Form 10-K	From December 15, 2015 to January 2, 2016

The above Blackout periods may be amended by the Board if the Company plans to file its Form 10-Q or 10-K earlier or later than the anticipated SEC filing date. Trading in the Company’s securities outside these Blackout periods should not be considered a “safe harbor,” and all insiders should use their good judgment at all times.

Adopted: December 17, 2014	DWOG Insider Trading Policy

No trading, buying or selling, in the Company’s securities directly or indirectly by the Company’s directors, officers, certain employees and consultants during the assembly of a known press release. Or when information is known to the insider and that a press release is most likely to be issued and ending after the second full trading day following the filing of a Form 8-K or public dissemination of a press release.

OTHER SEC FILINGS FOR THE COMPANY	BLACKOUT PERIOD (No Trading in Company’s Stock)
Current Report on Form 8-K	Until after the second full trading day following the filing date of a Form 8-K with the SEC.

No trading, buying or selling, in the Company’s securities directly or indirectly by the Company’s directors, officers, certain employees and consultants starting five trading days prior to, and continuing until two full trading days after, any scheduled meeting of the Board of Directors, including any scheduled committee meetings of the Board of Directors that the insider has attended or any scheduled joint venture partner operations meetings that the insider has attended.

Blackout periods may also be imposed from time to time as a result of special circumstances relating to the Company. All directors, officers, certain employees and consultants of the Company with knowledge of such special circumstances will be subject to the Blackout period.

5.           Insider Reporting Requirements

Every person who is directly or indirectly the beneficial owner of more than 10 percent of the Company’s securities or who is a director or an officer of the Company, is personally responsible to file with the SEC an initial insider trading report on Form 3 disclosing if any their beneficial ownership in the Company’s securities. Form 3s must be filed with the SEC within 10 days after he or she becomes such beneficial owner, director, or officer of the Company. Each such person is also required to file with the SEC an insider trading report on Form 4 any time their beneficial ownership in the Company’s securities change. Form 4s must be filed with the SEC before the end of the second business day following the day on which the subject transaction has been executed. Each such person is also required to file with the SEC a Form 5 which serves as an annual reconciliation of your Section 16 reports, and includes disclosures of certain small acquisitions, gifts, and disclosure of transactions that should have been (but were not) reported on an earlier Form 4. Form 5s are due to be filed with the SEC no later than 45 days after the Company's fiscal year end, or within six months after an insider ends his or her affiliation with the Company. If you have not had any reportable transactions during the fiscal year or you have already reported all of your transactions on Form 4, then you need not file a Form 5. In those cases where no Form 5 is required, you must provide the Company with a written notice of this fact to the Company. The Company is available to assist its directors and officers in completing and filing their required insider trading reports with the SEC. Directors and officers are reminded that according to the regulations that each director is personally responsible for the timely disclosure of their trading activities in the Company’s securities and the assistance offered by the Company in preparing their insider trading reports in no way reduces the obligation imposed on them be applicable insider trading laws.

Adopted: December 17, 2014	DWOG Insider Trading Policy

6.           Limited Exemptions

The following are certain limited exceptions to the restrictions imposed by the Company under this policy. Please be aware that even if a transaction is subject to an exception to this policy, you will need to separately assess whether the transaction complies with applicable law. You are responsible for complying with applicable law at all times.

6.1	Receipt and vesting of stock options:

6.1.1	The Blackout periods and or trading restrictions under this policy do not apply to the acceptance or granting of stock options by the Company.

6.1.2	The Blackout periods and or trading restrictions under this policy do not apply to the vesting, cancellation or forfeiture of stock options received from the Company.

6.2	Exercise of stock options:

6.2.1	The Blackout periods and or trading restrictions under this policy do not apply to the exercise of stock options of the Company’s shares. However, the Blackout periods and trading restrictions under this policy do apply to the sale of any of the Company’s securities issued upon the exercise of a stock option.

6.3	Stock splits and similar transactions:

6.3.1	The Blackout periods and or trading restrictions under this policy do not apply to a change in the number of securities held as a result of a stock split or similar transaction applying equally to all securities of the Company of a certain class.

7.           Standing or Limit Orders

Standing or limit orders (except standing or limit orders under approved Rule 10b5-1 Plans, see “Planned Trading Programs” below) may create risks for insider trading violations. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a transaction when an insider is in possession of material non¬public information. If an insider of the Company using a standing or limit order to place trades on the Company’s securities, the insider must make their bank or broker aware of the Company’s insider trading policy so that standing or limit orders comply with the Company’s insider trading restrictions. Note that a standing or limit order does not, by itself, qualify as a Rule 10b5-1 plan, unless it is approved under a Planned Trading Program as described below.

Adopted: December 17, 2014	DWOG Insider Trading Policy

8.           Planned Trading Programs

Trades by insiders of the Company’s securities that are executed pursuant to an approved trading plan, as defined by Rule 10b5-1 of the U.S. Securities and Exchange Act of 1934, would not be subject to the restrictions set forth under the blackout periods of this Policy, provided that the trades in the Company’s securities were made pursuant to a written contract, letter of instruction, Standing or Limit Orders or plan that:

a)	complies with the requirements of SEC Rule 10b5-1 (a "Rule 10b5-1 Plan"); and

b)	has been approved, in writing, by the Company’s Chief Financial Officer in advance of the first trade thereunder; and

c)	with respect to which the Company's Chief Financial Officer has received certification from such insider that:

i.	such insider was not in possession of material nonpublic information about the Company at the time the Rule 10b5-1 Plan was adopted and that all trades made under the Rule 10b5-1 Plan will comply with Rule 10b5-1 Plan and applicable securities laws; and

ii.	the Rule 10b5-1 Plan complies with the requirements of Rule 10b5-1.

No such approval by the Chief Financial Officer shall be considered the Chief Financial Officer's or the Company's determination that the Rule 10b5-1 Plan satisfies the requirements of Rule 10b5-1. It shall be the sole responsibility of the person establishing the Rule 10b5-1 Plan to ensure that such plan complies with the requirements of Rule 10b5-1.

9.           Amendments or Modifications

The Board will review and evaluate this policy on an annual basis. Any amendment or modification to this policy must be approved by the Company’s Board.

Adopted: December 17, 2014	DWOG Insider Trading Policy